BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS) hereby informs its shareholders that the Board of Directors, in the Ordinary Meeting held on the date hereof, approved the remuneration to the shareholders in the forms of: (i) interest on capital (“Interest on Capital”) in the gross amount of R$ 0,583827682 per current outstanding share, which will be subject to the collection of the Brazilian withholding tax rate at the source, as appropriate, except for those shareholders who are exempt and whose condition should be proved until December 30, 2015, or shareholders domiciled in countries or jurisdictions where the law establishes different treatment; and (ii) dividends in the amount of R$ 0,112773934 per current outstanding share (“Dividends”).

In accordance with article 9, paragraph 7 of law 9,249/1995 and the item III of CVM deliberation No. 683/12, the Interest on Capital net of withholding income tax shall be attributed to the mandatory dividends for the fiscal year that ended December 31, 2015.

Shareholders who are registered in the Company´s records until December 30, 2015 will be eligible to receive Interest on Capital and Dividends. The shares will be traded "ex-rights" as of January 4, 2016.

The above-mentioned amounts per current outstanding shares may be adjusted until December 30, 2015, due to amendments arising from the Company’s Share Buyback Program in course, which will be disclosed by means of Notice to Shareholders.

1. INSTRUCTIONS FOR CREDIT

1.1.       The payment of Interest on Capital and Dividends shall be done on February 12, 2016, based on the shareholding position of December 30, 2015, through the depository institution - Itaú Unibanco Holding SA ("Itaú Unibanco") by automatic credit to account holders and through DOCs / TEDs for shareholders who have already reported to Itaú Unibanco the number of their CPF or CNPJ and their respective bank account. Shareholders who have not provided this information should go to an Itaú Unibanco agency to update their registration data and receipt of the respective amounts to which they are entitled;

1.2.       Please be advised that the shareholders whose shares are in custody at BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, will receive the proceeds through their custodians, and holders of ADRs (American Depositary Receipts) shall receive their proceeds through the Bank of New York Mellon, the depositary institution hired;

1.3.       The supporting documentation of exemption (certified copies) for the purpose of not retaining the withholding tax at the source, shall be presented to the Company by December 30, 2015 at the address below. The same applies to shareholders supported by court order.

1.4.       Address for further information and/or to send appropriate documentation:

Investor Relations Department

Rua Hungria, 1400 - 6th floor - 01455-000 Jd. Europa - São Paulo-SP

Phone: +55 (11) 2322-5398/5050 - Fax: +55 (11) 2322-5747

E-mail: acoes@brf-br.com

São Paulo, December 17, 2015

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer